Exhibit (g)(8)

DOMESTIC CUSTODY SERVICES

FEE SCHEDULE

for

WESTCORE FUNDS

Safekeeping/Income Collection/Reporting DTC-ID Affirmations/

                Corporate Action Notification/All Systems Development and Usage Charges

¾     of a basis points per annum on the first $25 million in net assets value of the portfolio’s securities held in the U.S.

½     of one basis point on the excess

The above charges will be based on the aggregate total of Westcore’s existing funds.

Security Transaction Charges/Paydowns

                $ 5     Book-entry transactions-DTC/FRB/PTC/FundSer

                $ 8     Paydowns

                $12    Free receipts/delivery

                $20    Physical settlements, Options, Futures, Swaps, Euro C/D’s, Time Deposits

Other Transaction Charges

$15    Federal Reserve wires not related to securities transactions, and official check requests to pay Fund related expenses.

Earnings Credits on Balances/Interest on Overdrafts

Earnings credits are provided to each Portfolio on 80% of the daily closing available balance in the domestic Custody Accounts, computed at the 90-day T-Bill rate minus 25 bps on the day of the balance.

Overdraft, excluding bank errors, will cause a reduction of earnings credits daily and will be computed at 2.5% above the average Federal Funds rate on the overdraft.

Credits and debits will be accumulated daily and offset monthly against the Bank’s domestic custody fees.  To the extent a net debit is accumulated, each Portfolio will be billed for the expense.  To the extent a net earnings credit is generated, such excess earnings credit can be carried forward to the next succeeding month.  No earnings credit, however, will be carried forward after the calendar year-end.

Out-of-Pocket Expenses

                As deemed necessary

Billing Cycle

                Monthly

                Acknowledged by:/s/ Jasper R. Frontz                            Date:April 30, 2003

Confidential 3/28/2008
The Bank of New York